[EMBRAER LOGO OMITTED]

                                                                       Exhibit 1


                             Notice to Shareholders

                        Interest on Shareholders' Equity

During a meeting held on June 3, 2005, the Board of Directors of Embraer - Empresa Brasileira de Aeronautica S.A. (the "Company") approved the following:

    a) Distribution of Interest on Shareholders' Equity for the Second Quarter of 2005 in the aggregate amount of R$ 110,836,512.88, in accordance with the conditions below:

    1. Holders of common shares will be entitled to interest on shareholders' equity in the amount of R$ 0.14450 per share, and holders of preferred shares will be entitled to interest on shareholders' equity in the amount of R$ 0.15895 per share equal to R$ 0.63580 per American Depositary Share (ADS). This interest on shareholders' equity complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6404/76, as amended by Law 10,303 dated October 31, 2001.

    2. The interest on shareholders' equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax.

    3. This interest on shareholders' equity will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation.

    4. Record date for the shares negotiated on the Sao Paulo Stock Exchange (Bovespa) is June 15, 2005, and record date for the ADS's negotiated on the New York Stock Exchange (NYSE) is June 20, 2005.

    5. The Payment of the interest on shareholders' equity in Brazil will be on July 15, 2005, and the holders of ADS's will be paid on July 22, 2005, both without any compensation.

    6. The shares will be negotiated on the Sao Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including June 16, 2005.

    b) The increase in Embraer's capital due to the exercise of employees stock options from R$ 3,569,208,909.10 to R$ 3,569,927,713.84, consisting of a total of 719,353,760 shares without par value, of which 242,544,448 are common shares, including one of a special class, and 476,809,312 are preferred shares.


Sao Jose dos Campos, June 3, 2005

Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO


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